Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

9th January, 2006

Exemption No 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of Internation[redacted]
100 F Street, NE
Washington, DC 2
USA

07020341

SUPPL

Dear Sir,

Sub: **Postal Ballot Notice**

Pursuant to sub-clause (b) of Clause 31 of the Listing Agreement with the Indian Stock Exchanges, we forward herewith three copies of Notice published in *Free Press Journal* in English and *Navshakti* in Marathi both published from Mumbai on 9th January, 2007 in terms of Section 192A of the Companies Act, 1956 declaring the results of voting through Postal Ballot.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
JAN 1 8 2007
THOMSON
FINANCIAL

THE FREE PRESS JOURNAL ■ Mumbai ■ Tuesday January 9, 2007

Reliance Energy Limited

Regd. Office
Reliance Energy Centre, Santa Cruz (E), Mumbai 400055.
E-mail:Investor@rel.co.in
Website:www.rel.co.in

NOTICE TO MEMBERS

Members are hereby informed that the Company has on 8th January, 2007 declared the results of voting through postal ballot as given below under Section 192A of the Companies Act, 1956, cast by the members of the Company in respect of the businesses mentioned in the Notice dated 28th November, 2006. The following resolutions have been passed with requisite majority.

Resolution No.	Description.
1	Special Resolution for issue of securities under Employee Stock Option Scheme (ESOS) pursuant to Section 81(1A) of the Companies Act, 1956.
2	Special Resolution for issue of securities under the Employee Stock Option Scheme (ESOS) to the employees and directors of the holding company and subsidiary companies pursuant to Section 81(1A) of the Companies Act, 1956.
3	Special Resolution for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s) pursuant to Section 309(4) of the Companies Act, 1956.
4	Special Resolution for alteration of Articles of Association pursuant to Section 31 of the Companies Act, 1956.

For Reliance Energy Limited

Place: Mumbai
Date: 8th January, 2007

Ramesh Shenoy
Vice President &
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FREE PRESS JOURNAL ■ Mumbai ■ Tuesday January 9, 2007

Reliance Energy Limited

Regd. Office
Reliance Energy Centre, Santa Cruz (E), Mumbai 400055.
E-mail:Investor@rel.co.in
Website:www.rel.co.in

NOTICE TO MEMBERS

Members are hereby informed that the Company has on 8th January, 2007 declared the results of voting through postal ballot as given below under Section 192A of the Companies Act, 1956, cast by the members of the Company in respect of the businesses mentioned in the Notice dated 28th November, 2006. The following resolutions have been passed with requisite majority.

Resolution No.	Description.
1	Special Resolution for issue of securities under Employee Stock Option Scheme (ESOS) pursuant to Section 81(1A) of the Companies Act, 1956.
2	Special Resolution for issue of securities under the Employee Stock Option Scheme (ESOS) to the employees and directors of the holding company and subsidiary companies pursuant to Section 81(1A) of the Companies Act, 1956.
3	Special Resolution for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s) pursuant to Section 309(4) of the Companies Act, 1956.
4	Special Resolution for alteration of Articles of Association pursuant to Section 31 of the Companies Act, 1956.

For Reliance Energy Limited

Place: Mumbai
Date: 8th January, 2007

Ramesh Shenoy
Vice President &
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FREE PRESS JOURNAL ◘ Mumbai ◘ Tuesday January 9, 2007

Reliance Energy Limited

Regd. Office
Reliance Energy Centre, Santa Cruz (E), Mumbai 400055.
E-mail:Investor@rel.co.in
Website:www.rel.co.in

NOTICE TO MEMBERS

Members are hereby informed that the Company has on 8th January, 2007 declared the results of voting through postal ballot as given below under Section 192A of the Companies Act, 1956, cast by the members of the Company in respect of the businesses mentioned in the Notice dated 28th November, 2006. The following resolutions have been passed with requisite majority.

Resolution No.	Description.
1	Special Resolution for issue of securities under Employee Stock Option Scheme (ESOS) pursuant to Section 81(1A) of the Companies Act, 1956.
2	Special Resolution for issue of securities under the Employee Stock Option Scheme (ESOS) to the employees and directors of the holding company and subsidiary companies pursuant to Section 81(1A) of the Companies Act, 1956.
3	Special Resolution for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s) pursuant to Section 309(4) of the Companies Act, 1956.
4	Special Resolution for alteration of Articles of Association pursuant to Section 31 of the Companies Act, 1956.

For Reliance Energy Limited

Place: Mumbai
Date: 8th January, 2007

Ramesh Shenoy
Vice President &
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group